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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) of
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File No. 2-83256

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RELIABILITY INCORPORATED
16400 Park Row
Houston, Texas 77084
P. O. Box 218370
Houston, Texas 77218-8370

G:\OFSUSERS\Financial2002\11k2002.doc

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

December 31, 2001

TABLE OF CONTENTS

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

REPORT OF INDEPENDENT AUDITORS

The Administrative Committee
Reliability Incorporated Employee
    Stock Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Reliability Incorporated Employee Stock Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Houston, Texas
April 26, 2002

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
	2001	2000
Plan assets:
Receivables:
Employer contributions	$ -	$ 50,370
Investment income	-	122
Total receivables	-	50,492
Investments, at fair value (Note F)	5,618,048	5,158,409
Net assets available for benefits	$5,618,048 =======	$5,208,901 =======

See accompanying notes.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001

Investment income:
Interest and dividends	$ 66,031
Net (depreciation) in fair value of investments	(39,359)
Total investment income	26,672

Contributions:
Employee	372,085
Employer	122,062
Total contributions	494,147

Deductions:
Withdrawals and terminations	(111,672)
Increase in net assets available for benefits	409,147
Net assets available for benefits at beginning of year	5,208,901
Net assets available for benefits at end of year	$5,618,048 =======

See accompanying notes.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - PARTICIPATION AND CONTRIBUTIONS

In July 1983, Reliability Incorporated (the "Company" or "Employer") adopted an Employee Stock Savings Plan (the "Plan"). The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. All assets of the Plan are held under discretionary trust agreements.

Any United States employee of the Employer who has completed six months of service including at least 900 hours of service or one year of service including at least 1,000 hours of service becomes a member ("Member") of the Plan on the first day of the next month following the date on which the employee becomes eligible and may elect to make contributions to the Plan.

Under the Plan, a Member may contribute, through payroll deductions, an amount ("Employee Contribution") equal to 2 to 15 percent of his compensation, as defined in the Plan Agreement. Members may increase or decrease contribution percentages each pay period. Members may elect to invest their contributions in various mutual funds, a common collective trust fund or in The Reliability Incorporated Common Stock Fund ("Common Stock").

The Employer matches the Employee Contribution by an amount ("Employer Contribution") equal to 50 percent of the Employee Contributions to a maximum of 2% of the Member's compensation. Also, the Employer annually contributes, for employed Members, a supplemental amount ("Employer Voluntary Contribution") equal to 1% of each Member's compensation for the period during which he was a Member. An additional discretionary contribution ("Discretionary Contribution") may be made. The amount of the Discretionary Contribution, if any, will be determined annually by the Board of Directors and will be contributed as a percent of each Member's compensation. The Employer did not make a Discretionary Contribution for 2001.

A Member receives a vested interest in the balances in the Employer Contribution, Employer Voluntary Contribution and Discretionary Contribution accounts plus allocated earnings and realized and unrealized gains and losses thereon ("Employer Account") based upon years of service (as defined in the Plan) as follows:

Years of service	Vested interest in Employer Account
Less than 3	0%
3	20
4	40
5	60
6	80
7 or more	100

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2001

NOTE A - PARTICIPATION AND CONTRIBUTIONS - Continued

A Member always has a 100 percent vested interest in the balance in his Employee Contributions plus allocated earnings and realized and unrealized gains and losses thereon (his "Employee Account"). Upon death or total and permanent disability, a Member is automatically 100% vested in his Employer Account. All Members become fully vested in all their accounts if the Company terminates the Plan.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investments in Common Stock and mutual funds are stated at their fair value based on quoted market prices. The investment in the Stable Value Fund is based on the Fund's net asset value, as determined by the issuer based on the fair value of the underlying investments and the investment in the Money Market Fund is stated at cost, which approximates fair value.

Amounts contributed by the Company are invested solely in The Reliability Incorporated Common Stock Fund. Members may begin diversifying out of the Employer contributed portion of the Reliability Incorporated Common Stock Fund beginning at age 55 if they have completed ten years of service. Common Stock may be purchased by Smith Barney Corporate Trust Company ("Trustee") directly from the Company or in the open market. The Trustee has not purchased any stock directly from the Company since 1998. The purchase price per share for stock purchased from the Company is the closing price on the day prior to the purchase by the Trustee.

Certain administrative expenses are paid by the Company. Gains and losses realized on the sale of Reliability Incorporated Common Stock are recorded on an average cost basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C - WITHDRAWALS AND TERMINATIONS

A Member may elect to withdraw all or a portion of his after-tax Employee Contributions at any time. Certain restrictions apply to withdrawals of pre-tax Employee Contributions. A Member making a withdrawal from pre-tax Employee Contributions is not permitted to make future pre-tax Employee Contributions prior to the first day of the month following the expiration of six months from the date of such withdrawal.

Upon a Member's termination of employment, the Member will generally receive a benefit in the form of a lump sum distribution. Members who had account balances prior to January 1, 1996 may also be able to elect certain other forms of payment.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2001

The non-vested portions of the Employer Accounts of a Member whose employment is terminated prior to the attainment of seven years of service or who retires prior to Normal Retirement Age (as defined in the Plan), are forfeited and allocated among the other Members in the ratio that each such Member's defined compensation for the Plan Year, or that portion of the Plan Year during which he was a Member of the Plan, bears to the total defined compensation for all Members for the Plan Year. Forfeitures do not reduce the Employer's Contribution or the Employer's Voluntary Contributions.

NOTE D - MEMBER LOANS

A Member may borrow up to the lesser of 1) $50,000 or 2) 50 percent of his non-forfeitable accrued benefit. The minimum loan amount is $1,000 and the maximum loan term is five years for general loans and 15 years for home loans. Loan payments are made through payroll deductions. Loans are stated at cost which approximates fair value.

NOTE E - FEDERAL INCOME TAX AND ERISA

The Plan received a determination letter from the Internal Revenue Service dated September 7, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan and the related trust are tax exempt.

The Plan was amended and restated effective January 1, 2000. The amendment incorporated into the Plan various provisions required by changes in the Internal Revenue Service regulations and amended the definition of compensation to no longer exclude, as of January 1, 2001, bonuses, commissions, shift differential, overtime premiums and similar payments.

NOTE F - INVESTMENTS

The following table presents details related to individual investments representing 5% or more of the Plan's net assets.

	December 31,
	2001	2000

Reliability Incorporated Common Stock*	$1,873,341	$1,345,290
Large Capitalization Value Equity Investments Fund	1,028,865	894,513
Large Capitalization Growth Investments Fund	852,446	813,032
Small Capitalization Growth Investments Fund	518,652	684,094
International Equity Investments Fund	361,126	562,144
Smith Barney Corporate Trust Company Stable Value Fund	860,027	715,948

* Indicates both non-member directed and member directed

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2001

During 2001, the Plan's investments, including gains and losses in investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Reliability Incorporated Common Stock	$ 409,922
Mutual funds	(449,281)
Net (depreciation)	$ (39,359) ======

NOTE G - NON-MEMBER DIRECTED INVESTMENTS

Information about the significant components of the changes in net assets relating to Reliability Incorporated Common Stock Fund is as follows:

Employer Contributions	$122,062
Employee Contributions	23,265
Interest and dividends	1,753
Net appreciation in fair value of Common Stock	409,922
Inter-fund transfers	(24,698)
Withdrawals and terminations	(54,623)
Net increase	477,681
Net assets at beginning of the year	1,395,660
Net assets at end of the year	$1,873,341 =======

NOTE H - SUBSEQUENT EVENT - AMENDMENT TO PLAN

Effective January 1, 2002, the Plan document was amended to allow employees to contribute up to 100% of their compensation to the Plan and the vesting schedule was amended to provide for faster vesting based on years of service as follows:

Years of service	Vested interest in Employer Account
Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

Various other changes were made to take advantage of the more favorable provisions of the economic Growth and Tax Relief Reconciliation Act of 2001.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN - 75-0868913
Plan Number - 001

December 31, 2001
Identity of Issue	Description	Cost	Current Value

Reliability Incorporated*	Common Stock	$2,045,023	$1,873,341
The Consulting Group Capital Market Funds:*
Large Capitalization Value Equity Investments Fund	Mutual Fund	**	1,028,865
Large Capitalization Growth Investments Fund	Mutual Fund	**	852,446
Small Capitalization Growth Investments Fund	Mutual Fund	**	518,652
International Equity Investments	Mutual Fund	**	361,126
Smith Barney Corporate Trust Company Stable Value Fund*	Common/Collective Trust	**	860,027
SEI Prime Obligation Fund*	Money Market Fund	**	46,736

Loan Fund*	Member Loans		76,855
(Interest Rates: 7.5% to 9.5%)

TOTAL INVESTMENTS			$5,618,048 =======

* Party-in-interest
**Cost not required for Member directed investments

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
EIN - 75-0868913
Plan Number - 001

Year ended December 31, 2001

Identity of Party Involved	Description of Asset	Purchase Price	Cost of Asset	Selling Price	Net gain or (loss)

Series of non-member directed transactions in excess of 5% of Plan assets:

Reliability Incorporated
Common Stock - Purchases		$193,265 ======	$193,265 ======	$ - ======	$ - ======

SEI Prime Obligation Money
Market Fund - Purchases		$609,563 ======	$609,563 ======	$ - ======	$ - ======

Reliability Incorporated
Common Stock - Sales		$ - ======	$ 75,009 ======	$ 75,136 ======	$ 127 ======

SEI Prime Obligation Money
Market Fund - Sales		$ - ======	$562,826 ======	$562,826 ======	$ - ======

Note: Includes both member directed and non-member directed transactions in Reliability Incorporated Common Stock.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN
Date: May 17, 2002	By: Administrative Committee (Plan Administrator) /s/ Max T. Langley Administrative Committee Member